Exhibit 4.18

EMPLOYMENT AGREEMENT

This Employment Agreement is entered into as of August 1st, 1999, effective as of August l, 1999 (the "Effective Date"), by and between XTL Biopharmaceuticals Ltd., an Israeli company with its principal offices in Building No. 3 (third floor), Kiryat Weizmann, Rehovot, Israel, (the "Company "), and Jonathan Burgin (ID Number 12714515) an individual whose address 53 Hanesher St., Raanana, Israel (the "Employee").

WITNESSETH:

WHEREAS, the Company desires to employ the Employee as its Chief Financial Officer, and the Employee desires to be employed by the Company as its Chief Financial Officer, on the terms and conditions set forth below:

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants herein contained, the parties hereto agree as follows:

l. EMPLOYMENT: DUTIES

The Company hereby employs the Employee, and the Employee hereby accepts employment, as the Chief Financial Officer of the Company on the terms and conditions set forth below. The Employee shall be responsible for, and shall supervise and manage all the financial activities of the Company, including without limitation, to its financial affairs vis-a-vis suppliers, the office of the Chief Scientist, the Israel Investment Center, subcontractors, investors and investment banks. In addition, the Employee shall perform such other services and duties as are normally incident to the position held by the Employee and are commensurate with the Employee's background, education and professional standing or as are requested of the Employee by the Company's CEO and the Board of Directors of the Company. In carrying out these functions, the Employee shall work at the direction of and subject to the approval of, and shall report to, the CEO of the Company. The Employee shall perform his duties hereunder at such locations as are directed by the Company's Board of Directors. The Employee shall devote all of his business time and efforts to the performance of his duties and the business and affairs of the Company. The duties of the Employee are such as require personal trust and confidence, as referred to in Section 30(a)(5) of the Hours of Work and Rest Law, 5711-1951.

2.  TERMINATION

(a) The Employee's employment hereunder shall commence on the date set forth above and shall continue until terminated upon the first to occur of the following events (each of the following shall be deemed a "Terminating Event"):

(i) The death or disability of the Employee (for purposes of this Section 2, "disability" shall be deemed to have occurred if Employee is unable, due to any physical or mental disease or condition, to perform his normal duties of employment for 90 consecutive days in any 12-month period);

(ii) Termination by the Company for just cause. Any of the following actions or omissions by the Employee shall constitute just cause: -

(1) Material breach by the Employee of Section 5 of this Agreement;

(2) Material breach by the Employee of any provision of this Agreement other than Section 5 which is not cured by the Employee within fifteen (15) days after his receipt of notice thereof from the Company containing a description of the breach or breaches alleged to have occurred;

(3) Habitual neglect by the Employee or gross failure by the Employee to adequately perform the duties set forth in Section 1 hereof; or

(4) Any action by the Employee to intentionally harm the Company or any act of embezzlement or theft committed by the Employee against the Company.

(iii) Termination by the Employee for just cause. Any of the following actions or omissions by the Company shall constitute just cause:

(1) Material breach by the Company of any provision of this Agreement which is not cured by the Company within fifteen (15) days after its receipt of notice thereof from the Employee containing a description of the breach or breaches alleged to have occurred; Material breach shall include, inter alia, events in which the company imposes, without cause, substantial and material changes in the conditions of the Employee's employment, or limits without cause the Employee's activities in a manner which substantially and materially detracts from his capacity as Chief Financial Officer of the Company or an appointment of another employee to a position which is, in substance, parallel, similar or identical to the position of the Employee as the Chief Financial Officer of the Company as described in Section 1 herein above.

(2) Any action by the Company to intentionally harm the Employee.

(3) The Employee is required by the Company to perform actions and activities which the Employee deems as illegal or detrimental to the Company's business.

(iv) Termination without cause. The Company may, without cause, terminate this Agreement at any time, by giving ninety (90) days notice to the Employee. The Employee may, without cause, terminate this Agreement at any time by giving ninety (90) days notice to the Company. In any such event, the Employee shall be paid his regular compensation up to the date of termination and shall continue, if requested by the Company, to render his services to the Company during such period.

(b) Post-termination. Except as provided herein or required by law, the Parties shall not have any claim against each other, for damages or otherwise, or be entitled to any payment or other benefit, as a result of the termination of this Agreement. If so requested by the Company, the Employee shall use his best efforts to effect an orderly transfer of his duties to his successor.

(c) Effect of Termination. Upon the occurrence of any of the Terminating Events (except for Subsection (a)(ii)(4) above), the Employee will be entitled to receive: (a) his Salary, as defined below, for a period of three (3) months from the date of the Terminating Event (the end of such period shall be referred to herein as the "Termination Date"), and (b) "severance pay" in the event of termination by the Company in an amount equal to 100% of the Employee's last Salary, as defined below, multiplied by the relevant period he has been employed by the Company from the date hereof and until the Termination Date (number of years, months and days). The "severance pay" or "termination fee", as applicable, shall comprise of all the amounts accrued in the Managers Insurance as Severance, with any shortfall to be paid up by the Company.

3. COMPENSATION AND BENEFITS, EXPENSES

(a) Compensation and Benefits. As compensation for the performance of his duties on behalf of the Company, the Employee shall be entitled to the following compensation:

(i) Monthly Salary. The Company shall pay the Employee a monthly salary in NIS equal to US$7,500, calculated in accordance with the respective exchange rate as of the date of each payment (the "Salary"), gross per month during his employment with the Company. The Salary shall be paid in monthly installments not later than the fifth day of each month with respect to the preceding month. The Company shall pay the Employee twelve (12) monthly salaries per year. The Salary shall be linked to the US dollar. The Company, will deduct all income tax and other taxes or government levies imposed on the Salary or on other amounts paid by the Company to the Employee. The linkage of the Salary to the US.Dollar is in lieu of any "Tosefet Yoker", or other statutory or mandatorily required increase in salary, which the Employee hereby waives.

(ii) Managers Insurance. At the end of each month during the employment of Employee hereunder (or such other day as is consistent with the Company's general practices), the Company shall pay an aggregate amount equal to 15 5/6% of the Employee's monthly Salary for the preceding month to a Managers Insurance (Bituach Manahalim) policy (the "Policy") through an agency and with an insurance company to be jointly selected by the Company and the Employee, or to Makefet (in the event that the Employee chooses to do so) to be divided as follows: 8 1/3% toward Severance; 5% toward Compensation; and 2.5% toward "Shalva" insurance (or comparable loss of working capacity insurance). In addition, at the beginning of each month the Company shall deduct from the Salary of the Employee an amount equal to 5% of the Employee's monthly Salary for the preceding month, and shall pay such amount as premium payable in respect of the "Compensation" component of the Policy. Upon any increase in the Employee's Salary, the Company shall contribute to the Employee's Policy the difference, if any, between the amount accumulated in the Policy towards Severance, and the product of the Employee's last monthly Salary multiplied by the number of complete years, or parts thereof, the Employee was employed by the Company.

(iii) Keren Hishtalmut Fund. At the end of each month during the employment of the Employee hereunder (or such other day as is consistent with the Company's general practices), the Company shall pay an amount equal to up to 7 1/2% of the Employee's monthly Salary for the preceding month (the "Maximum Amount"), but in no event an amount which is exceeds the amount which is tax qualified for the Employee (the "Tax Amount"), to a Keren Hishtalmut Fund designated by the Employee (the "Fund"), and shall deduct from the Salary of the Employee an amount equal to up to 2 1/2 % of the Employee's monthly Salary for the preceding month and pay the same to the Fund. Any amounts resulting the Maximum Amount less the Tax Amount, shall be paid to the Employee after payment of applicable taxes.

(iv) Transfer of Policy and Fund. All sums accumulated as premiums in respect of the Policy and the Fund (whether paid by the Company or by the Employee), shall entirely belong to the Employee, and the Company shall take all such actions as are necessary to effect the same. The Company undertakes that upon any of the aforesaid Terminating Events, it shall take all such actions and complete all such forms as are necessary to fully, automatically and unconditionally release the Policy and the Keren Hishtalmut Fund to the Employee or as the Employee shall direct. Notwithstanding the aforesaid in this sub-section (iv), in the event of termination of the employment by the Company for just cause, as set forth in Section 2(a)(ii), the Company may release or withhold the severance portion in the Policy at its sole and absolute discretion.

(v) Vacation; Recuperation Day . The Employee shall be entitled to Twenty (20) days of paid vacation annually during the term of this Agreement (prorated for any partial calendar year during which he is employed hereunder). The Employee may carry forward any unused portion of any such vacation. The value of any unused vacation days shall be paid to the Employee, pro rata, on the basis of the Salary, at the end of each calendar year or upon termination of this Agreement, at the discretion of the Employee. The Employee shall be entitled to recuperation days as prescribed by applicable law. The value of any unused recuperation days shall be paid to the Employee, pro rata, at the end of each calendar year.

(vi) Sick Leave. The Employee shall be entitled to sick leave as prescribed by applicable law. The Employee may carry forward any unused portion of any such sick leave as prescribed by applicable law.

(vii) Company Automobile. The Employee will be entitled to use a Company-owned automobile of a value not exceeding US$25,000. The Company will bear all expenses of maintaining and operating the same, including, without limitation, insurance, gasoline, maintenance and repairs. The Company will gross up and pay any tax that the Employee may be required to pay for the use of the Company-owned automobile.

(ix) Telephone Line; Cellular Phone. The Company shall purchase and maintain for the Employee a telephone line at the Employees home. The Company shall gross up and bear the expenses of the usage of such telephone line, including any tax that the Employee may be required to pay for the use of the Company owned telephone line. The Company shall purchase and maintain for the Employee a portable cellular telephone. The Company shall gross up and bear the expenses of the usage of such cellular phone, including any tax that the Employee may be required to pay for the use of the Company owned cellular phone

(b) Expenses. The Company shall pay or reimburse the Employee for all normal, usual and necessary expenses incurred or paid by the Employee in the performance of his duties hereunder, against receipt by the Company of appropriate vouchers, receipts or other proof of the Employee's expenditures.

(c) Review. The Board of Directors will annually, and at such other times as agreed upon between the parties, review the terms of employment of the Employee, based upon the Employee's contribution to the Company and based upon a consideration of compensation at comparable companies in Israel. In addition, the Board of Directors may review the terms mentioned in this Section 3, upon special performances of the Company.

(d) Grant of Shares/Options. The Employee shall be entitled to receive 67,872 options to purchase Common Shares of the Company equal to 0.8% of the issued and outstanding share capital of the Company on the date hereof (the "Options"). The exercise price of such Options shall be equal to US$4.9723 per Option. The Options shall vest monthly over a four (4) year period so that for each complete month the Employee has been employed by the Company, 1/48 of the Options shall vest. The grant of such Options and the terms and conditions applicable thereto are subject to (i) the inclusion of the Employee in the Company's stock option plan; (ii) approval by the Company's Board of Directors, and (iii) such other terms and conditions as required in order to effect the grant of the Options. All tax consequences resulting from the grant, vesting and exercise of the Options to or by the Employee shall be his sole and exclusive responsibility.

4. REPRESENTATIONS AND WARRANTIES BY THE EMPLOYEE

The Employee hereby represents and warrants to the Company as follows:

(a) No Conflicts. Neither the execution and delivery of this Agreement nor the performance by the Employee of his duties and other obligations hereunder violate or will violate any prior employment agreement, contract, or other instrument to which the Employee is a party or by which he is bound.

(b) Capacity. The Employee has the full right, power and legal capacity to enter and deliver this Agreement and to perform his duties and other obligations hereunder. This Agreement constitutes the valid and binding obligation of the Employee. To the best of the Employee's knowledge, no approvals or consents of any persons or entities are required for the Employee to execute and deliver this Agreement or perform his duties and other obligations hereunder.

5. CONFIDENTIAL INFORMATION, NON COMPETITION

5.1 The Employee obligations concerning Confidential Information.

(i)  During the term of his retention by the Company and for an indefinite period thereafter, the Employee shall treat Confidential Information, including the Company's clients, partners, shareholders or suppliers, or any other parry to whom the Company owes an obligation of confidence on a confidential basis and shall not disclose any such information to others without the prior written permission of the Company, or use Confidential Information for any purpose, other than for the performance of services for the Company.

(ii) The Employee acknowledges that Confidential Information is the sole and exclusive properly of the Company. Upon any termination of the Employee's retention by the Company, the Employee shall surrender possession of all Confidential Information to the Company.

(iii) For the purpose of this Section 5.1, "Confidential Information" shall mean all information of, or pertaining to, the Company which is, by its nature, confidential, including, without limitation, all documentation, software, customer lists, know-how and other information of any kind or nature relating to the past, present or future business, as known at the time of the actual departure, of the Company or any plans therefor, or relating to the past, present or future business of a third party or plans therefor that are disclosed to the Company, which the Company does not disclose to third parties without restrictions on use or further disclosure, and information concerning products, services and technology, both current and under development, promotion and marketing programs, lists, trade secrets and other confidential and proprietary business information of the Company or any of its clients, partners, shareholders or suppliers, except to the extent required to carry out his responsibilities to the Company. Notwithstanding the foregoing, "Confidential Information" shall not include information which the Employee can evidence to the Company: (i) is in, or enters the public domain otherwise than by reason of a breach hereof by the Employee; (ii) is known by the Employee at the time of disclosure thereof by the Company; (iii) is independently obtainable by the Employee without recourse to Confidential Information; or (iv) is rightfully transmitted or disclosed to the Employee by a third party which owes no obligation of confidentiality with respect to such information.

5.2 Restrictive Covenants. During the term of this Agreement, and until one (1) year after the Termination Date (the "Determining Date"), in consideration of the terms and covenants contained herein, the Employee warrants, represents and covenants that he shall not, except as may be approved in writing by the Company and as an employee, representative or agent of the Company, within the geographic area known as the world:

(i) perform any services, directly or indirectly, for any person or entity, regarding any development and/or sale and/or license of a product or know how, competing, directly or indirectly, with the Company or any affiliate thereof;

(ii) own, directly or indirectly, an interest in, or promote or assist financially or otherwise, any entity competing , by way of development and/or sale and/or license of a product or know how, directly or indirectly, with the Company on the date hereof or at any time (during the term of this Agreement).

(iii) compete, directly or indirectly, with any services marketed or offered by the Company;

(iv) canvass, solicit or accept any business, patronage, orders, customers, or clients in any form, for himself or for any other person or entity that he owns that is engaged in a business competing, directly or indirectly, with the Company or any affiliate thereof, from any clients or customers of the Company, or give any other person, firm or corporation the right to do any of the foregoing;

(v)  directly or indirectly request or advise any clients, customers, shareholders, or suppliers of the Company to withdraw, curtail, or cancel their business with the Company, or in any other way directly or indirectly interfere with or disrupt or attempt to disrupt the Company's business relationship (express, implied, or otherwise) with any of its clients, customers, shareholders, or suppliers;

(vi) directly or indirectly induce, or attempt to influence, any employee or representative of the Company to terminate his or her employment with the Company or its successor;

(vii) directly or indirectly employ, or attempt to employ, any employee or representative of the Company;

The Employee acknowledges that a breach of the foregoing restrictive covenants by the Employee would result in substantial injury and damage to the Company for which there is no adequate remedy at law. Therefore, in the event of an actual or threatened breach of such restrictive covenants by the Employee, the Company shall be entitled, in addition to all other remedies and damages that may be available to the Company at law or in equity, to a preliminary restraining order and an injunction, or any other available equitable remedy, to restrain the violation or attempted violation of this Agreement by the Employee or by any other person or entity acting for his benefit or on his behalf. In the event there is any action to enforce the terms of such restrictive covenants, the prevailing party, in addition to any other remedy, shall be entitled to recover reasonable attorney's fees and all other reasonable costs associated with any such action both on the trial and appellate level and in any creditor's proceedings. In the event that a court of competent jurisdiction determines by final non-appealable judgment that the scope, time period, or geographical limitations of any of the restrictive covenants specifically set forth herein are too broad to be capable of enforcement, said court is authorized, and the parties hereto stipulate that such court shall, modify said restrictive covenants and enforce such provisions as to scope, time, and geographical areas as the court deems equitable, just and appropriate considering the intent of the parties hereto.

(e) Communication to the Company. At all times prior to the Determining Date, the Employee shall communicate and direct to the Company all knowledge, business opportunities and client contact and any other matters or information acquired by him which are in the scope of the business of the Company. Any such information communicated to the Company as required herein shall be and shall remain the property of the Company, notwithstanding the subsequent termination of this Agreement.

6.  MISCELLANEOUS

(a) Entire Agreement. This Agreement is the entire agreement between the parties with, respect to the subject matter hereof, and supersedes all prior understandings, agreements and discussions between them, oral or written, with respect to such subject matter. This Agreement shall not be modified or amended except by a written instrument, signed by the parties hereto. All remedies specified herein or otherwise available shall be cumulative and in addition to any and every other remedy provided hereunder or not or hereafter available at law or in equity. No waiver or failure to act with respect to any breach or default hereunder, whether or not the other party has notice thereof, shall be deemed to be a waiver with respect to any subsequent breach of default, whether of similar or different nature.

(b) Binding Effect. The rights, benefits, duties and obligations under this Agreement shall inure to, and be binding upon, the Company, its successors and assigns, and upon the Employee and his legal representatives. This Agreement constitutes a personal service agreement, and the performance of the Employee's obligations hereunder may not be transferred or assigned by the Employee.

(c) Notices. Any notice or other communication required or desired to be given by either party to the other hereunder shall be in writing and shall be deemed duly given for all purposes (a) when received or seven (7) days after it is mailed by prepaid registered airmail, return receipt requested; (b) upon the transmittal thereof by telecopier; or (c) upon the manual delivery thereof, to the respective addressee or fax numbers set forth above, or such other addresses of which notice as aforesaid has actually been received.

(d) Applicable Law, Attorney's Fees. This Agreement shall be interpreted according to the laws of the State of Israel. The prevailing party in any arbitration or legal proceedings or litigation arising hereunder shall be entitled to be awarded its attorney's fees on the trial and appellate levels, its costs, and all other costs and damages as the appropriate tribunal shall render and award.

(e) Assignment. The Employee acknowledges that his services are unique and personal. Accordingly, the Employee may not assign his rights or delegate his duties or obligations under this Agreement except with the prior written consent of the Company. The Company's rights and obligations under this Agreement shall inure to the benefit of and shall be binding upon the Company's successors and assigns. The Company may assign this Agreement to any successor in interest without the consent of the Employee.

(f) Reformation; Severability

(i) Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is finally determined by a court of competent jurisdiction to be unenforceable or invalid under applicable law, such provision will be effective only to the extent of its enforceability or validity, without affecting the enforceability or validity of the remainder of this Agreement, and such court shall have jurisdiction to reform this Agreement to the maximum extent permitted by law, and the parties will abide by the court's determination. In the event that any such provision of this Agreement cannot be reformed, such provision will be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect.

(ii) Without limiting the generality of the foregoing, if for any reason any portion of the restrictions contained herein are held to be unreasonable, arbitrary, or against public policy, then the restrictions shall be considered divisible, both as to the-time and to the geographical area, with each month of the specified period being deemed a separate period of time and each radius mile of the restricted territory being deemed a separate geographical area, so that the lesser period of time or geographical area shall remain effective so long as the same is not unreasonable, arbitrary, or against public policy. If any court of competent jurisdiction determines the specified period or the specified geographical area of the restricted territory to be unreasonable, arbitrary, or against public policy, a court of competent jurisdiction shall construe and interpret or reform such provision so that a lesser time period or geographical area which is determined to be reasonable, non-arbitrary, and not against public policy may be enforced. If the Employee violates any of the covenants contained herein and if any court action is instituted to prevent or enjoin such violation, then the period of time during which the Employee shall be restricted, as provided in this Agreement, shall be lengthened by a period of time equal to the period between the date of such breach of the terms or covenants contained in this Agreement and the date on which the decree of the court disposing of the issues upon the merits shall become final and not subject to further appeal.

(g) Cumulative remedies. All rights and remedies of the parties shall be cumulative, and the parties shall have the right to obtain all available equitable remedies against each other for the enforcement of this Agreement.

(h) Non-Waiver. The failure of either party to insist upon the strict performance of any of the terms, conditions and provisions of this Agreement shall not be construed as a waiver or relinquishment of future compliance therewith or with any other term, condition or provision hereof, and said terms, conditions and provisions shall remain in full force and effect. No waiver of any term or condition of this Agreement on the part of either party shall be effective for any purpose whatsoever unless such waiver is in writing and signed by such party.

(i) Headings. The headings of paragraphs are inserted for convenience and shall not affect any interpretation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first written above.

By: /s/ Jonathan Burgin Jonathan Burgin (the “Employee”)
By: /s/ Martin Becker XTL Biopharmaceuticals Ltd. Martin Becker Chief Executive Officer

AGREEMENT

This Agreement (“Agreement”) is made by and among XTL Biopharmaceuticals Ltd. the “Company”) and Jonathan Burgin (“Burgin”).

WHEREAS, the Company and Burgin entered into an Employment Agreement dated August 1, 1999, a copy of which is attached hereto as Exhibit A (the “Employment Agreement”);

WHEREAS, the parties hereby desire to amend certain terms and conditions contained in the Employment Agreement, on the terms set forth below.

NOW THEREFORE, in consideration of the promises and mutual agreements set forth in this Agreement and Release, it is agreed by and between the undersigned as follows:

1.  Termination Payment.

1.1  The Parties hereto agree, that upon the termination of Burgin’s employment with the Company, for any reason other than for “cause” (the “Termination Date”), the Company shall continue to pay to Burgin, in accordance with Sections 2(a)(iv) and 2(c) of the Employment Agreement (such provisions stating a three (3) months notice period (Section 2(a)(iv) and a three (3) months additional period (Section 2(c)), an amount equal to Burgin's base salary (including all the rights detailed in Section 3 of the Employment Agreement) as at the time of the Termination Date, less required tax withholdings, for a period of six (6) months from the Termination Date (the “Additional Period”), without requiring Burgin to physically be present at the Company and render his services to it during such Additional Period. The Company or Burgin shall notify each other regarding the termination of the Employment Agreement upon fourteen (14) days written notice to the other.

1.2 Burgin will be entitled to receive a cash bonus in the amount of US$50,000 in recognition of his hard work and dedication in the Company to date (the “Bonus”), such Bonus to be paid in two equal installments, the first (US$25,000) at the end of April 2005 (together with the monthly salary payment to be paid at the beginning of May 2005) and the second (US$25,000), immediately upon the completion of the listing of the Company’s shares on NASDAQ and commencement of trading.

1.3  Burgin shall retain the right to exercise all the options (the "Options") granted to him by the Company during the term of his employment, to the extent vested, until the earlier of (a) the final period for the exercise of such options, or (b) twelve (12) months from the expiry of the Additional Period. The Options will continue to vest until the end of the Additional Period. A list of the Options, including the date of grant, date of option termination, exercise price and total number of shares vested as of the date hereof is set forth on Exhibit B hereto.

2.  Entire Agreement. Other than the amendments to the Employment Agreement set out herein, the remainder of the terms and conditions of the Employment Agreement shall continue to be in full force and effect. In the event of any inconsistency between the terms and conditions contained in the Employment Agreement and the terms and conditions contained herein, the terms and conditions contained herein shall govern. This Agreement may be amended only by a written instrument executed by all parties hereto.

3.  Severability. In the event any provision of this Agreement shall be found unenforceable by an arbitrator or a court of competent jurisdiction, the provision shall be deemed modified to the extent necessary to allow enforceability of the provision as so limited, it being intended that the Company shall receive the benefits contemplated herein to the fullest extent permitted by law. If a deemed modification is not satisfactory in the judgment of such arbitrator or court, the unenforceable provision shall be deemed deleted, and the validity and enforceability of the remaining provisions shall not be affected thereby.

4.  Applicable Law. The validity, interpretation and performance of this Agreement shall be construed and interpreted according to the laws of the State of Israel.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

Dated: ___________________	By: /s/ Jonathan Burgin Jonathan Burgin
Dated: ___________________	By: /s/ XTL Biopharmaceuticals Ltd. XTL Biopharmaceuticals Ltd.